KIRKLAND LAKE GOLD TARGETS HIGHER PRODUCTION, IMPROVED UNIT COSTS
IN 2018 GUIDANCE, ANNOUNCES NEW SHAFT PROJECT FOR MACASSA

Toronto, Ontario – January 17, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s full-year guidance for 2018, which includes increased production, improved unit costs and higher levels of capital and exploration expenditures in support of the Company’s objective of growing annual gold production over the next five to seven years to approximately a million ounces. Included among planned investments in 2018, are initial capital expenditures for a new shaft at the Macassa mine (see section, Macassa Shaft Project). All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Highlights of 2018 guidance include:

•	Production growth to over 620,000 ounces
•	Improved unit costs, with operating cash costs and all-in sustaining costs (“AISC”) per ounce sold expected to average $425 – $450 and $750 – $800, respectively[1]
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Exploration expenditures estimated at $75 – $90 million in 2018, with $60 – $75 million targeted for Australia aimed at achieving continued growth of the Swan Zone and other high-potential areas at Fosterville, and in support of resuming operations at the Cosmo mine in the Northern Territory

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Sustaining capital expenditures of $150 – $170 million, with higher sustaining capital expected at Fosterville related to elevated levels of development in support of mining to lower depths, establishing additional mining fronts and sustaining operations over multiple years

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Growth capital expenditures of $85 – $95 million, with key capital requirements including expenditures for a new shaft (see section, Macassa Shaft Project) and tailings impoundment area at Macassa, as well as the bulk of growth capital required at Fosterville to achieve the mine’s target of over 400,000 ounces of annual production by 2020.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “Our 2018 business plan includes strong performances at each of our operating mines, leading to higher consolidated production and improved unit costs compared to 2017. It also outlines an important year of investment, both to ensure the long-term sustainability of current operations and for investing to achieve our longer-term objective of reaching a million ounces of annual gold production. Towards that objective, we see a clear path to reaching over 400,000 ounces per year from both Fosterville and Macassa. Fosterville is targeted to reach this level within three years as we achieve full production at the Swan Zone and commence production from additional mining fronts. Macassa’s path to over 400,000 ounces will take longer and will involve sinking a new shaft. The new shaft will benefit Macassa in many ways, including de-risking the operation, supporting more effective underground exploration, improving working conditions, in addition to increasing production and lowering unit costs. We also plan to increase production at our Taylor Mine and, with continued exploration success, are working towards resuming operations in the Northern Territory2 of Australia. With production from all sources, we are working to make Kirkland Lake Gold a million ounce per year gold producer within five to seven years.

“In support of our growth plans, we are increasing our commitment to exploration in 2018, with a focus on Australia. At Fosterville, we are planning extensive exploration programs aimed at continuing to grow the Swan Zone, expanding Harrier South, extending the Lower Phoenix and Robbin’s Hill mineralization and investigating a number of other regional targets. We will also be completing significant exploration work in the Northern Territory of Australia, where we will be developing into, and drilling, the Lantern Deposit at the Cosmo mine, and drilling several additional high-potential targets in the region. In Canada, exploration drilling will be mainly focused on continuing to extend the South Mine Complex at Macassa and expanding gold mineralization at Taylor.”

2018 Guidance

	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (,000 ozs)	215 – 225	60 – 70	65 – 75	260 – 300	+620
Op. cash costs ($/oz)[1]	475 - 500	625 – 650	625 – 650	270 – 290	$425 - $450
AISC/ounce sold ($/oz)[1]					$750 - $800
Operating cash costs ($M)[1]					$260 - $270
Royalty costs ($M)					$22 - $27
Sustaining capital ($M)					$150 – $170
Growth capital ($M)					$85 – $95
Exploration ($M)					$75 – $90
Corporate G&A ($M)[3]					$20 – $22

Review of 2018 Guidance

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Consolidated gold production in 2018 is targeted at approximately 620,000 ounces, an increase from the 596,405 ounces produced in 2017. Production is expected to increase at both Macassa (2017 production of 194,237 ounces) and Taylor (2017 production totaled 50,764). Production at Holt is expected to be similar to the 2017 production level of 66,677 ounces. Fosterville is also targeting to have similar production to 2017, when the mine produced 263,845 ounces, as the impact of mining lower-grade stopes, due to mine sequencing, is offset by the benefit of initial stope production from the Swan Zone in the second half of 2018. The wide target range for production at Fosterville reflects the potential for production growth to be achieved in the event that the mine continues to benefit from positive grade reconciliations, as was the case throughout much of 2017.

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Operating cash costs per ounce sold are expected to average $425 – $450, which compares to current full-year 2017 guidance of $475 – $500 and the average for the first nine months of 2017 of $508[4]. The improvement is largely expected to result from higher grades at the Macassa mine in 2018.

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All-in sustaining costs (“AISC”) per ounce sold are targeted at $750 – $800 in 2018, compared to the current full-year 2017 guidance of $800 – $825 and the nine-month 2017 average of $811[4]. The anticipated improvement in AISC per ounce sold in 2018 mainly reflects the expected improvement in operating cash costs per ounce sold.

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Operating cash costs for 2018 are estimated at $260 – $270 million, which compares to the current guidance for year-end 2017 of $270 – $280 million and total operating cash costs in the first nine months of the year of $217 million[4].

•	Royalty costs in 2018 are estimated at $22 – $27 million compared to current guidance for 2017 of $20 – $25 million[4] and total royalty costs of $15.2 million in the first nine months of the year.

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Sustaining capital expenditures in 2018 are targeted at $150 – $170 million. The 2018 guidance compares to the Company’s guidance for total capital expenditures in 2017 of $160 – $180 million, with all but approximately $15 million related to sustaining capital[4]. Higher sustaining capital expenditures are expected at Fosterville in 2018 reflecting planned investments that will support multiple years of production. Included in the investments is extensive underground development to access and commence production from the Swan Zone in the Lower Phoenix gold system and from the Harrier South Zone in the Harrier gold system. Also included in sustaining capital expenditures at Fosterville will be upgrades to the mine’s mobile equipment fleet and investments in the grinding, gravity and BIOX® circuits in the Fosterville mill.

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Growth capital expenditures are estimated at $85 - $95 million in 2018. Of planned growth capital expenditures, approximately $45 million are at Macassa, and relate to the commencement of two key multi- year projects, the sinking of a new shaft (see section entitled, Macassa Shaft Project, which follows) and construction of a new tailings impoundment area, with the latter targeted for completion in 2019. Work on the shaft project during 2018 is expected to focus primarily on completing permitting, engineering, procurement, ramp excavation and surface construction. Growth capital at Fosterville in 2018 is estimated at approximately $35 million with major projects planned for the year including a new ventilation system, involving driving two vent raises, construction of a paste fill plant and establishment of a new water treatment plant in support of future production growth and effective environmental management.

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Exploration expenditures in 2018 are expected to increase[4], to $75 – $90 million, with approximately $60 – $75 million to be targeted for the Company’s Australian operations. Expenditures in Australia will focus on drilling and underground exploration development activities at Fosterville as well as at the Cosmo mine in the Northern Territory, where the Company is working towards resuming mining operations after placing the mine on care and maintenance in June 2017. At Fosterville, drilling during the year will focus on extending known mineralized zones at Swan, Lower Phoenix, Harrier, and Robbin’s Hill, and also test for new mineralized structures. In addition, approximately $10 million is being directed to the LODE (“Large Ore Deposit Exploration”) program at Fosterville, which includes greenfield drilling, surface soil sampling, gravity and 3-D seismic geophysical surveys, and reconnaissance exploration on newly granted exploration licenses.

In the Northern Territory of Australia, planned exploration programs at the Cosmo mine involve underground development and drilling to improve the understanding of the Lantern Deposit and support resource definition and expansion. In addition, drill programs are also planned at the formerly-producing Prospect open pit at Union Reefs, Maud Creek and other targets on the Northern Territory land position. Exploration expenditures in 2018 for the Northern Territory are largely focused on supporting the establishment of a five-year production plan for the Cosmo mine and Union Reefs mill that is sufficiently attractive to support a resumption of operations. Approximately $15 million of the planned exploration expenditures at Cosmo relate to care and maintenance expenses while operations remain suspended.

Lower levels of exploration expenditures are planned for the Company’s Canadian operations in 2018. At Macassa, underground drilling will continue to focus on resource replacement and expansion. Deep surface drilling at Macassa is being discontinued while the Company sinks the new shaft, which will support more effective and efficient underground exploration programs going forward. Drilling at Taylor in 2018 will continue to target additional expansion of mineralization around the Shaft and West Porphyry deposits. There is no exploration drilling planned for the Holt and Holloway mines in 2018

•	Corporate G&A3 expense in 2018 is targeted at $20 – $22 million, similar to the current target for full- year 2017 of $20 million.

Macassa Shaft Project

Among planned investments in 2018 are initial capital expenditures related to a new shaft at the Macassa mine. The new, 21.5 -foot diameter, concrete-lined shaft will offer a number of important benefits to the Macassa mine, including: de-risking the operation; enabling more effective underground exploration to the east of the South Mine Complex; improving ventilation and general working conditions in the mine; and supporting higher levels of production and lower unit costs. The new four-compartment shaft will have a total hoisting capacity of 4,000 tonnes per day (ore and waste) and is an important component of the Company’s plan to increase production at Macassa with a goal of reaching over 400,000 ounces per year over the next five to seven years.

Construction of the shaft will be completed in two phases. The first phase will be to a depth of 5,450 feet and include a mid-shaft loading pocket. Completion of phase one is targeted for the second quarter of 2022 at a capital cost estimated at $240 million (approximately $40 million of expenditures planned in 2018). Phase two of the project will be undertaken following the commencement of production from phase one, and will involve extending the shaft to an ultimate depth of approximately 7,000 feet. Completion of phase two is targeted for the end of 2023 at an estimated capital cost of approximately $80 million. The Company has not completed a National Instrument 43-101 level feasibility study on the shaft project.

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Footnotes

1)

Operating cash costs, operating cash cost/ounce sold and AISC/ounce sold are Non-IFRS Measures and reflect an average US$ to C$ exchange rate of 1.250 and a US$ to A$ exchange rate of 1.250. See “Non- IFRS Measures” set out starting on page 27 of the Company’s MD&A for the three and nine months ended September 30, 2017 and 2016 for further details about these Non-IFRS Measures. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs as presented in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.

2)

The Company’s Cosmo mine and Union Reefs mill in the Northern Territory of Australia was placed on care and maintenance effective June 30, 2017 (see News Release dated May 4, 2017). A portion of the Company’s 2018 capital and exploration expenditures will be incurred in the Northern Territory as the Company works to resume operations at higher levels of production, higher grades and lower costs.

3)	Corporate G&A expense Includes general and administrative costs and severance payments.
4)

The Company’s full financial results for full-year 2017 will be released in late February 2018. As such, comparisons in this press release involving financial measures included in the Company’s 2018 guidance are made to existing 2017 guidance, as well as the Company’s nine-month 2017 results.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward looking statements” and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations and anticipated timing thereof; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; the ability to increase annual production in accordance with the projected timelines; the timing, costs and benefits associated with the Macassa Shaft Project and the anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2016 and the financial statements and related MD&A for the third quarter ended September 30, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com